

January 31, 2011

Thomas P. Benson
Chief Financial Officer, Executive Vice President
and Treasurer
CKX, Inc.
650 Madison Avenue
New York, NY 10022

> **Re:** **CKX, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 001-34794**

Dear Mr. Benson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Julie F. Rizzo
Attorney-Advisor